Exhibit 99.3

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Preliminary Economic Assessment, Bolivar Mine, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated October 19, 2020, with an effective date of December 31, 2019 (the “Technical Report”).

I, Carl Kottmeier, B.A.Sc., P. Eng., MBA, do hereby certify that:

1	I am a Principal Consultant with the firm SRK Consulting (Canada) Inc., with an office at Suite 2200 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada.

2	I am a graduate with a B.A. Sc. (Applied Science) degree in Engineering from the University of British Columbia in 1989 and an MBA degree from the University of British Columbia in 2003. I have practiced my profession continuously since 1989. I have worked on mining projects in North and South America, Africa and in Europe, and I have extensive experience with base metal and precious metal mining projects such as the Bolivar Mine. My 30 plus years of relevant experience includes responsibilities in operations, maintenance, mine design, all aspects of mine engineering, mine management, contracting and construction activities.

3	I am a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia, license # 18702.

4	I visited the Bolivar property on April 7 & 8, 2019.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6	I am independent of the issuer as defined in Section 1.5 of NI 43-101.

7	I accept professional responsibility for Sections 2 through 6, 27, 28 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

8	I have previously authored sections of the technical report entitled “Independent Technical Report on Resources and Reserves, Bolivar Mine, Mexico” with an effective date of December 31, 2019.

9	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portions of the Technical Report not misleading.

10	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 4th day of November 2020, in Vancouver, British Columbia, Canada. “Carl Kottmeier” Carl Kottmeier, B.A.Sc., P. Eng., MBA. Principal Consultant (Mining) SRK Consulting (Canada) Inc.